Exhibit 99.6

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Inauguration of world’s largest ethane cracker in Ras Laffan, Qatar
Paris, May 4, 2010 — Total announces the inauguration of the world’s largest olefin cracker based on ethane in Ras Laffan, Qatar. With a production capacity of 1.3 million tons of ethylene per year, the Ras Laffan Olefin Cracker (RLOC) will feed the new Qatofin polyethylene plant inaugurated in Mesaieed last November. Total Petrochemicals, through its participations in Qapco and Qatofin, joint ventures with Qatar Petroleum, holds 22.2% of RLOC. The other partners are Qatar Petroleum and Chevron Phillips Chemical Company.
The ethane feedstock used in the Ras Laffan cracker comes from the North Field, a giant offshore gas field in which Total holds interests through the Dolphin and Qatargas I and II projects. The natural gas (methane) is treated for export in the liquefaction plants also based in Ras Laffan and the associated ethane produced at Dolphin will be valorized by the Ras Laffan cracker as raw material for the petrochemical industry.
Total Petrochemicals has a long record of successful partnerships with Qatar since the foundation of Qapco in 1974. “With the start-up last November of the Qatofin polyethylene plant and now with the Ras Laffan cracker, Total is further strengthening its partnership with the Qatari energy and petrochemical sector. These major projects are considerably enhancing our position in Petrochemicals, in particular in the growing markets in Asia and the Middle East”, stated François Cornélis, Vice Chairman of the Executive Committee of Total and President Chemicals.
Ras Laffan Olefin Cracker
Copyright: RLOC

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Petrochemicals
Total Petrochemicals, one of the world’s leading petrochemicals companies, combines base chemicals products and the polymers derived from them (polyethylene, polypropylene, polystyrene). Total Petrochemicals is active in Europe, the United States, the Middle East and Asia. Its products are used in many consumer and industrial markets, including packaging, construction and automotive. (www.totalpetrochemicals.com).
Total in Qatar
Total has been present in Qatar since 1936 and holds interests in the Al Khalij field (100%), the NFB Block (20%) in the North field, the Qatargas 1 liquefaction plant (10%), the Dolphin project (24.5%) and train 5 of Qatargas 2 (16.7%). The Group’s production in Qatar was 141,000 barrels of oil equivalent per day in 2009.
Total is also a partner in the Ras Laffan refinery (10%) and in the Qapco and Qatofin petrochemical plants and projects. The Groups holds a share in the new Qatofin LLDPE plant (Linear Low Density PolyEthylene) in Messaieed.
In addition, Total opened a research center in Doha in 2009.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com